[Graphic omitted] Ahold                                            Press Release
                                                                     Royal Ahold
                                                                Public Relations



                                                           Date:    May 13, 2003
                                          For more information: +31 75 659 57 20




Ahold shareholders' meeting extends deadline for completion annual accounts 2002

Eustace appointed to Corporate Executive Board, Hommen to Supervisory Board

Zaandam, The Netherlands, May 13, 2003 -- Ahold today announced that the General Meeting of Shareholders has extended the term for preparing the annual accounts and the management report for fiscal year 2002. This extension was adopted on the basis of exceptional circumstances for a period of up to six months. Ahold must present both the annual accounts and the management report on or before November 29, 2003.

As confirmed on April 11, 2003, the company expects to complete the audited consolidated financial statements by June 30, 2003. Meeting this deadline is a requirement under the Ahold credit facility announced on February 24, 2003.

The General Meeting of Shareholders also adopted the other two proposals on the agenda: the appointments of Dudley Eustace to the Corporate Executive Board and Jan Hommen to the Supervisory Board. Eustace has been acting as interim Chief Financial Officer since March 11, 2003. Ahold announced its intention to appoint Jan Hommen, currently Finance Director of Royal Philips, on February 27, 2003.

Henny de Ruiter, Chairman of the Ahold Supervisory Board, announced that 361 shareholders representing approximately 235 million common shares attended the General Meeting in The Hague.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include statements as to the expected date of completion of the fiscal year 2002 financial statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements, including the timing of resumption of audit work and the completion of the audit. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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                                                  Albert Heijnweg 1,Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:   +31 (0)75 659 5720
                                                  Fax:     +31 (0)75 659 8302
http://www.ahold.com